Exhibit 4.2

AMENDMENT TO WARRANT NO. 527

This Amendment to Warrant No. 527 (the “Amendment”) is made as of this 31st day of January 2024 by and between Wytec International, Inc., a Nevada corporation (“Company”), and Christopher Stuart, an individual (“Stuart”), with respect to the following facts:

RECITALS

A.	That certain warrant to purchase 85,784 shares of the Company’s common stock, dated December 11, 2023 (the “Warrant”), is due to expire on January 31, 2024.

B.	The parties desire to amend the Warrant in order to extend the expiration date of the Warrant to December 31, 2024.

C.	The terms used in this Amendment will have the meanings ascribed to them in the Agreement unless otherwise defined herein.

NOW, THEREFORE, for one dollar and other good and valuable consideration, THE PARTIES HERETO AGREE AS FOLLOWS:

1.	Amendment.

The Warrant will expire at 5:00 P.M., CT on December 31, 2024.

2.	Effect of Amendment.

The Agreement will remain in full force and effect except as specifically modified by this Amendment. In the event of any conflict between the Amendment and the Agreement, the terms of this Amendment will govern.

3.	Counterparts.

This Amendment may be executed simultaneously in any number of counterparts, each of which counterparts will be deemed to be an original and such counterparts will constitute but one and the same instrument.

IN WITNESS WHEREOF, this First Amendment is executed as of the date first above written.

COMPANY: WYTEC INTERNATIONAL, INC., a Nevada corporation

By:	/s/ William H. Gray
William H. Gray, President

STUART: CHRISTOPHER STUART, an individual

/s/ Christopher Stuart
Christopher Stuart